Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (No. 333-150313) on Form S-8 of Mackinac Financial Corporation 401(k) Plan of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of Mackinac Financial Corporation 401(k) Plan as of December 31, 2008 and 2007 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008 and the schedule of assets held at end of year as of December 31, 2008 which report appears in the December 31, 2008 annual report on Form 11-K of Mackinac Financial Corporation 401(k) Plan.
/s/ Plante & Moran, PLLC
Auburn Hills, Michigan
June 29, 2009